October 17, 2025

Mr. Mark A. Cowan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos ETF Trust (File Nos. 333-191151 and 811-22887) (the “Registrant”)

Dear Mr. Cowan:

I am writing to respond to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by the Registrant in connection with post-effective amendment number 61 to the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on August 20, 2025 (the “PEA”) for the purpose of amending the registration statement of the Calamos Autocallable Income ETF (“the Fund”) an existing series of the Registrant. Your comments provided via a conference call on September 16, 2025 are summarized below, and each comment is followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the PEA. The Registrant intends to file a future post-effective amendment to the PEA pursuant to Rule 485(b) under the Securities Act to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1. Comment. The Staff notes in the section titled “Principal Investment Strategies,” the inclusion of the Fund’s ability to invest in box spreads. Please explain supplementally why the Fund is adding the ability to invest in box spreads.

Response. The Registrant, by way of further explanation, notes that box spreads will provide the Fund with greater flexibility to manage its unencumbered cash and invest in income generating assets other than US Treasuries. The Registrant believes that by investing in box spreads, the investment yields tend to trade at a positive spread to the Secured Overnight Financing Rate (SOFR), which better mitigates the costs associated with financing the MerQube US Large Cap Vol Advantage Autocallable Index (the “Autocallable Index”) total return swaps and preserves value for shareholders.

2. Comment. In the Expenses Table, please update the portfolio turnover information.

Response. The Registrant has made the requested change.

3. Comment. The Staff notes in the section titled “Principal Investment Strategies,” the Fund will not attempt to replicate or track the Autocallable Index but will instead use financial instruments such as total return swaps to gain exposure to the level of the Autocallable Index. Please explain supplementally.

Response. As noted in the Registration Statement, the Autocallable Index is an index that is designed to reflect the performance of a theoretical diversified portfolio of synthetic autocallable notes. The reduced downside risk that the Fund seeks to deliver is relative to owning a single underlying autocallable note (and not relative to risk associated with investing in the S&P 500), because exposure to the Autocallable Index is expected to provide benefits such as reduced timing risk, diversification across multiple notes (i.e., not subject to a single maturity barrier), and contingent maturity barriers that may help preserve capital over time. The way in which Fund gains exposure to the Autocallable Index is through the use of total return swaps.

4. Comment. In Item 4 of the Registration Statement, please consider replicating the chart set forth in Item 9.

Response. The Registrant respectfully declines to make this change. The Registrant notes that Item 4 is intended to be a summary of the more fulsome disclosure provided in response to Item 9(b) and 9(c) of Form N-1A. As there is no reasonable way to summarize the chart, replicating the chart in its entirety in Item 4 would go against the purpose of having Item 4 serve as a summary.

5. Comment. In the Statement of Additional Information in the “Investment Practices” section, please consider adding a separate line item for box spreads. Correspondingly, in the section entitled “Options on Securities and Indexes,” please consider adding an explanation of box spreads.

Response. The Registrant has made the requested change.

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We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (630) 245-8394.

Very truly yours,

/s/ J. Christopher Jackson
J. Christopher Jackson
Senior Vice President Of Counsel

cc:
John P. Calamos, Sr.
Erik D. Ojala, Esq.
Susan L. Schoenberger, Esq.
Paulita A. Pike, Esq., Ropes & Gray LLP
Rita Rubin, Esq., Ropes & Gray LLP
Lawrence Zmerega, Esq., Ropes & Gray LLP
Madeline Raster, Esq., Ropes & Gray LLP